Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-178960

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 29, 2014.

UBS AG
$
Capped Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes, Series A, due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the third business day after the determination date) is based on the performance of the iShares® MSCI Emerging Markets ETF as measured from the trade date to and including the determination date (expected to be between 16 and 19 months after the trade date). If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date and will be a level equal to the closing level of the underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,187.50 and $1,217.50 for each $1,000 face amount of your notes). If the final underlier level declines by up to 10.00% from the initial underlier level, you will receive the face amount of your notes. If the final underlier level declines by more than 10.00% from the initial underlier level, the return on your notes will be negative. Specifically, you will lose approximately 1.1111% for every 1% negative underlier return below the buffer level. You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate (expected to be 150%) times (c) the underlier return, subject to the maximum settlement amount;

•	if the underlier return is zero or negative but not below -10.00% (the final underlier level is equal to or less than the initial underlier level but not by more than 10.00%), $1,000; or

•	if the underlier return is negative and is below -10.00% (the final underlier level is less than the initial underlier level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 111.11% times (b) the sum of the underlier return plus 10.00% times (c) $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Additional Risk Factors Specific To Your Notes” on page 11 of this preliminary pricing supplement. You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated initial value of the notes as of the trade date is expected to be between $960.30 and $990.30 per $1,000 face amount. The range of the estimated initial value of the notes was determined on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the notes, see “Additional Risk Factors Specific To Your Notes — Fair Value Considerations” and “Additional Risk Factors Specific To Your Notes — Limited or No Secondary Market and Secondary Market Price Considerations” on pages 12 and 13 of this preliminary pricing supplement.

Original issue date:	, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this preliminary pricing supplement, the accompanying product supplement, the accompanying index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

UBS Securities LLC

Pricing Supplement dated                     , 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of the final pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

UBS Securities LLC, our affiliate, will purchase the notes from UBS for distribution to one or more registered broker dealers (“dealers”). UBS Securities LLC, the dealers or any of their respective affiliates may use this preliminary pricing supplement in market-making transactions in notes after their initial sale. Unless UBS, UBS Securities LLC, the dealers or any of their respective affiliates selling such notes to you informs you otherwise in the confirmation of sale, the preliminary pricing supplement to which this preliminary pricing supplement relates is being used in a market-making transaction. See “Supplemental plan of distribution; secondary markets (if any)” in this preliminary pricing supplement and “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

SUMMARY INFORMATION

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the notes and an index supplement for various securities we may offer, including the notes), with the Securities and Exchange Commission, or SEC, for the offering to which this preliminary pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the product supplement if you so request by calling toll-free 1-877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

¿      Underlier-Linked Notes product supplement dated June 3, 2014:

        http://www.sec.gov/Archives/edgar/data/1114446/000119312514223530/d728282d424b2.htm

¿      Index Supplement dated January 24, 2012:

    http://www.sec.gov/Archives/edgar/data/1114446/000119312512021889/d287369d424b2.htm

¿      Prospectus dated January 11, 2012:

    http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to ‘‘UBS,’’ ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refer only to UBS AG and not to its consolidated subsidiaries. In this preliminary pricing supplement, ‘‘notes’’ refer to the Capped Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes, Series A that are offered hereby, unless the context otherwise requires. Also, references to the “accompanying product supplement’’ mean the UBS Underlier-Linked Notes product supplement, dated June 3, 2014, references to the “accompanying index supplement” mean the UBS index supplement dated January 24, 2012 and references to the ‘‘accompanying prospectus’’ mean the UBS prospectus titled ‘‘Debt Securities and Warrants,’’ dated January 11, 2012.

This preliminary pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” beginning on page 11 and in “Risk Factors” on page PS-35 in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisors before deciding to invest in the notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

ii

Investor Suitability

The notes may be suitable for you if:

¿	You fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.

¿	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the full downside market risk of an investment in the underlier or in the underlier constituents, subject to the buffer level.

¿	You believe the level of the underlier will appreciate over the term of the notes and the final underlier level is unlikely to exceed the cap level (to be set on the trade date and expected to be between 112.50% and 114.50% of the initial underlier level).

¿	You understand and accept that your return on the notes is limited by the maximum settlement amount and you are willing to invest in the notes based on the maximum settlement amount (to be set on the trade date and expected to be between $1,187.50 and $1,217.50 for each $1,000.00 face amount of your notes).

¿	You can tolerate fluctuations in the price of the notes throughout their term that may be similar to or exceed the downside fluctuations in the level of the underlier or the price of the underlier constituents.

¿	You do not seek guaranteed current income from your investment and are willing to forego any dividends paid on the underlier stocks.

¿	You are willing to hold the notes to maturity, a term expected to be between 16 and 19 months, and accept that there may be little or no secondary market for the notes.

¿	You seek an investment with exposure to companies in emerging markets.

¿	You are willing to assume the credit risk of UBS for all payments under the notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

¿	You understand that the estimated initial value of the notes determined by our internal pricing models is lower than the issue price and that should UBS Securities LLC or any affiliate make secondary markets for the notes, the price (not including their customary bid-ask spreads) will temporarily exceed the internal pricing model price.

The notes may not be suitable for you if:

¿	You do not fully understand the risks inherent in an investment in the notes, including the risk of loss of your entire initial investment.

¿	You require an investment designed to guarantee a full return of principal at maturity.

¿	You cannot tolerate a loss of all or a substantial portion of your investment and are not willing to make an investment that may have the full downside market risk of an investment in the underlier or the underlier constituents, subject to the buffer level.

¿	You believe that the level of the underlier will decline during the term of the notes and the final underlier level will likely be less than the initial underlier level by more than 10.00%, or you believe the level of the underlier will appreciate over the term of the notes and that the final underlier level is likely to exceed the cap level (to be set on the trade date and expected to be between 112.50% and 114.50% of the initial underlier level).

¿	You seek an investment that has unlimited return potential without a cap on appreciation and you are unwilling to invest in the notes based on the maximum settlement amount (to be set on the trade date and expected to be between $1,187.50 and $1,217.50 for each $1,000.00 face amount of your notes).

¿	You cannot tolerate fluctuations in the price of the notes throughout their term that may be similar to or exceed the downside fluctuations in the level of the underlier or the price of the underlier constituents.

¿	You seek guaranteed current income from this investment or prefer to receive the dividends paid on the underlier stocks.

¿	You are unable or unwilling to hold the notes to maturity, a term expected to be between 16 and 19 months, or you seek an investment for which there will be an active secondary market.

¿	You do not seek an investment with exposure to companies in emerging markets.

¿	You are not willing to assume the credit risk of UBS for all payments under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review “Additional Risk Factors Specific To Your Notes” in this preliminary pricing supplement and the more detailed “Risk Factors’’ in the accompanying product supplement for risks related to an investment in the notes.

Key Terms

Issuer: UBS AG, London Branch

Underlier: iShares® MSCI Emerging Markets ETF (Bloomberg symbol, “EEM UP Equity”)

Target index: MSCI Emerging Markets Index, as published by MSCI, Inc. (“MSCI”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement:

•	type of notes: notes linked to a single underlier

•	averaging dates: not applicable

•	cap level: yes, as described below

•	buffer level: yes, as described below

•	interest: not applicable

Face amount: each note will have a face amount of $1,000; $         in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional aggregate face amount of the notes subsequent to the date of the final pricing supplement. The issue price, underwriting discount, and net proceeds of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of the final pricing supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific To Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” in this preliminary pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental U.S. Tax Considerations” in the accompanying product supplement. Pursuant to this approach, it is the opinion of Cadwalader, Wickersham & Taft LLP that upon the sale, exchange or maturity of your notes, subject to the constructive ownership rules discussed in the accompanying product supplement under “Supplemental U.S. Tax Considerations — Section 1260”, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. The Internal Revenue Service might not agree with this treatment, however, in which case, the timing and character of income or loss on your note could be materially and adversely affected. Because the underlier constitutes a “pass-thru entity” under Section 1260 of the Code it is possible that all or a portion of your gain could be recharacterized as ordinary income and subject to an interest charge. You are urged to read “Supplemental U.S. Tax Considerations — Section 1260” in the accompanying product supplement.

Additionally, with respect to non-U.S. holders, withholding due to any payment treated as a “dividend equivalent” (as discussed on page PS-78 of the product supplement) would apply to payments made on or after January 1, 2016. However, the Treasury department and the Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date the final Treasury regulations are published. Accordingly, we do not expect such withholding to apply to the notes.

Investors should read the discussion under “Supplemental U.S. Tax Considerations — Non-United States Holders — Foreign Account Tax Compliance Act” beginning on page PS-71 in the accompanying product supplement and consult their tax advisors concerning the potential application of The Foreign Account Tax Compliance Act.

We will not pay additional amounts with respect to such withholding taxes discussed above.

For more information about tax consequences of an investment in the Notes, you should carefully the section of the accompanying product supplement entitled “Supplemental U.S. Tax Considerations”.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;

•	if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or

•	if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Initial underlier level: the closing level of the underlier on the trade date, subject to antidilution adjustments as described under “General Terms of the Notes — Antidilution Adjustments for Notes Linked to an ETF Underlier or an ETF Basket Underlier” in the accompanying product supplement.

Final underlier level: the closing level of the underlier on the determination date, subject to adjustments as described under “General Terms of the Notes — Antidilution Adjustments for Notes Linked to an ETF Underlier or an ETF Basket Underlier” and “General Terms of the Notes — Market Disruption Event — Consequences of a Market Disruption Event or a Non-Trading Day” and “General Terms of the Notes — Delisting, Discontinuance or Modification of an ETF Underlier or an ETF Basket Underlier” in the accompanying product supplement.

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate (to be set on the trade date): expected to be 150.00%

Cap level (to be set on the trade date): a level of the underlier expected to be between 112.50% and 114.50% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,187.50 and $1,217.50.

Buffer level: a positive amount equal to 90.00% of the initial underlier level

Buffer amount: 10.00%

Buffer rate: the quotient of the initial underlier level divided by the buffer level, which equals approximately 111.11%

Trade date: expected to be October 31, 2014

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth business day following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be between 16 and 19 months after the trade date, subject to adjustment as described under “General Terms of the Notes — Determination Date” in the accompanying product supplement

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third business day after the determination date, subject to adjustment as described under “General Terms of the Notes — Stated Maturity Date” in the accompanying product supplement

No interest: the offered notes will not bear interest

No redemption: the offered notes will not be subject to a redemption right or price dependent redemption right.

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

Closing level: as described under “General Terms of the Notes — Closing Level” in the accompanying product supplement

Business day: as described under “General Terms of the Notes — Business Day” in the accompanying product supplement

Trading day: as described under “General Terms of the Notes — Trading Day” in the accompanying product supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” in the accompanying product supplement

ERISA: as described under “ERISA Considerations” in the accompanying product supplement

Supplemental plan of distribution; secondary markets (if any): UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate face amount of the notes specified on the front cover of this preliminary pricing supplement. UBS Securities LLC, acting as agent for UBS, will receive an underwriting discount of $         per $1,000 face amount of notes and will re-allow the entire discount to the dealers as a concession for each $1,000 face amount of notes that the dealers sell.

We expect to deliver the notes against payment therefor in New York, New York on                     , 2014, which is expected to be the fifth business day following the date of the final pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in the offering within the meaning of the Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121.

UBS Securities LLC and its affiliates may offer to buy or sell the notes in the secondary market (if any) at prices greater than UBS’ internal valuation: The value of the notes at any time will vary based on many factors that cannot be predicted. However, the price (not including UBS Securities LLC’s or any affiliate’s customary bid-ask spreads) at which UBS Securities LLC or any affiliate would offer to buy or sell the notes immediately after the trade date in the secondary market is expected to exceed the estimated initial value of the notes as determined by reference to our internal pricing models. The amount of the excess will decline to zero on a straight line basis over a period ending no later than 3 months after the trade date, provided that UBS Securities LLC may shorten the period based on various factors, including the magnitude of purchases and other requests from and negotiated arrangements with selling agents. Notwithstanding the foregoing, UBS Securities LLC and its affiliates are not required to make a market for the notes and may stop making a market at any time. For more information about secondary market offers and the estimated initial value of the notes, see “Additional Risk Factors Specific To Your Notes — Fair value considerations” and “Additional Risk Factors Specific To Your Notes — Limited or No Secondary Market and Secondary Market Price Considerations” in this preliminary pricing supplement.

Calculation agent: UBS Securities LLC

CUSIP no.: 90270KDV8

ISIN no.: US90270KDV89

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to our pricing models) will be less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific To Your Notes — Fair Value Considerations — The Issue Price You Pay for the Notes Will Exceed Their Estimated Initial Value” in this preliminary pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000.00
Upside participation rate	150.00%
Cap level	113.50% of the initial underlier level
Maximum settlement amount	$1,202.50 (the midpoint of the range set forth on the cover page of this preliminary pricing supplement)
Buffer level	90.00% of the initial underlier level
Buffer rate	Approximately 111.11%
Buffer amount	10.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date.
No change in or affecting the underlier, any of the underlier constituents or the policies of the underlier’s investment advisor or the method by which the target index sponsor calculates the target index.
Notes are purchased on original issue date at the face amount and held to the stated maturity date.

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this preliminary pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” in this preliminary pricing supplement. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this preliminary pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier or underlier constituents.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	120.250%
140.000%	120.250%
130.000%	120.250%
120.000%	120.250%
113.500%	120.250%
110.000%	115.000%
105.000%	107.500%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
80.000%	88.889%
70.000%	77.778%
60.000%	66.667%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 27.778% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 120.250% of each $1,000.00 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 113.500% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 90.00% (the section left of the 90.00% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 113.500% (the section right of the 113.500% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific To Your Notes – Market Risk” and “Additional Risk Factors Specific To Your Notes – If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” in this preliminary pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, the cap level and the maximum settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus, dated January 11, 2012, and “Risk Factors” in the accompanying product supplement, dated June 3, 2014. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated January 11, 2012, as supplemented by the accompanying index supplement, dated January 24, 2012 and the accompanying product supplement, dated June 3, 2014, of UBS. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier or the underlier constituents, i.e., the stocks (“underlier stocks”) and other constituents (collectively, “underlier constituents” ) comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment In The Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level on the determination date. If the final underlier level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes. Specifically, you will lose approximately 1.1111% for every 1% negative underlier return below the buffer level.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Upside Participation Rate Applies Only At Maturity

You should be willing to hold your notes to maturity. If you are able to sell your notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the upside participation rate or the notes and the return you realize may be less than the underlying return multiplied by the upside participation rate, even if such return is positive. You can receive the full benefit of any positive underlier return multiplied by the upside participation rate subject to the maximum settlement amount, only if you hold your notes to maturity.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes and the positive effects of the upside participation rate on any positive underlier return will be limited because of the cap level, which will be set on the trade date. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a conventional debt security of comparable maturity that bears interest at a prevailing market rate.

The Notes Are Subject to the Credit Risk of the Issuer

The notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the notes and you could lose your entire initial investment.

Market Risk

The return on the notes is directly linked to the performance of the underlier and indirectly linked to the value of the underlier constituents, and the extent to which the underlier return is positive or negative. The levels of the underlier can rise or fall sharply due to factors specific to the underlier constituents, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You may lose some or all of your initial investment.

Fair Value Considerations

The Issue Price You Pay for the Notes Will Exceed Their Estimated Initial Value

The issue price you pay for the notes will exceed their estimated initial value as of the trade date due to the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and projected profits. As of the close of the relevant markets on the trade date, we will determine the estimated initial value of the notes by reference to our internal pricing models and it will be set forth in the final pricing supplement. The pricing models used to determine the estimated initial value of the notes incorporate certain variables, including the level of the underlier, the volatility of the underlier, the expected dividends on the underlier stocks, prevailing interest rates, the term of the notes and our internal funding rate. Our internal funding rate is typically lower than the rate we would pay to issue conventional fixed or floating rate debt securities of a similar term. The underwriting discount, hedging costs, issuance costs, projected profits and the difference in rates will reduce the economic value of the notes to you. Due to these factors, the estimated initial value of the notes as of the trade date will be less than the issue price you pay for the notes.

The Estimated Initial Value Is a Theoretical Price; the Actual Price that You May Be Able to Sell Your Notes in Any Secondary Market (if Any) at Any Time After the Trade Date May Differ From the Estimated Initial Value

The value of your notes at any time will vary based on many factors, including the factors described above and in “—Market Risk” above and is impossible to predict. Furthermore, the pricing models that we use are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, after the trade date, if you attempt to sell the notes in the secondary market, the actual value you would receive may differ, perhaps materially, from the estimated initial value of the notes determined by reference to our internal pricing models. The estimated initial value of the notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your notes in any secondary market at any time.

Our Actual Profits May Be Greater or Less than the Differential Between the Estimated Initial Value and the Issue Price of the Notes as of the Trade Date

We may determine the economic terms of the notes, as well as hedge our obligations, at least in part, prior to the trade date. In addition, there may be ongoing costs to us to maintain and/or adjust any hedges and such hedges are often imperfect. Therefore, our actual profits (or potentially, losses) in issuing the notes cannot be determined as of the trade date and any such differential between the estimated initial value and the issue price of the notes as of the trade date does not reflect our actual profits. Ultimately, our actual profits will be known only at the maturity of the notes.

Limited or No Secondary Market and Secondary Market Price Considerations

There May Be Little or No Secondary Market for the Notes

The notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the notes will develop. UBS Securities LLC and its affiliates may make a market in the notes, although they are not required to do so and may stop making a market at any time. If you are able to sell your notes prior to maturity, you may have to sell them at a substantial loss. The estimated initial value of the notes does not represent a minimum or maximum price at which we or any of our affiliates would be willing to purchase your notes in any secondary market at any time.

The Price at which UBS Securities LLC and Its Affiliates May Offer to Buy the Notes in the Secondary Market (if Any) May Be Greater than UBS’ Valuation of the Notes at that Time, Greater than Any Other Secondary Market Prices Provided by Unaffiliated Dealers (if Any) and, Depending on Your Broker, Greater than the Valuation Provided on Your Customer Account Statements

For a limited period of time following the issuance of the notes, UBS Securities LLC or its affiliates may offer to buy or sell such notes at a price that exceeds (i) our valuation of the notes at that time based on our internal pricing models, (ii) any secondary market prices provided by unaffiliated dealers (if any) and (iii) depending on your broker, the valuation provided on customer account statements. The price that UBS Securities LLC may initially offer to buy such notes following issuance will exceed the valuations indicated by our internal pricing models due to the inclusion for a limited period of time of the aggregate value of the underwriting discount, hedging costs, issuance costs and theoretical projected trading profit. The portion of such amounts included in our price will decline to zero on a straight line basis over a period ending no later than the date specified under “Summary Information – Key Terms – “Supplemental plan of distribution; secondary markets (if any)” herein. Thereafter, if UBS Securities LLC or an affiliate makes secondary markets in the notes, it will do so at prices that reflect our estimated value determined by reference to our internal pricing models at that time. The temporary positive differential relative to our internal pricing models arises from requests from and arrangements made by UBS Securities LLC with the selling agents of structured debt securities such as the notes. As described above, UBS Securities LLC and its affiliates are not required to make a market for the notes and may stop making a market at any time. The price at which UBS Securities LLC or an affiliate may make secondary markets at any time (if at all) will also reflect its then current bid-ask spread for similar sized trades of structured debt securities. UBS Securities LLC reflects this temporary positive differential on its customer statements. Investors should inquire as to the valuation provided on customer account statements provided by unaffiliated dealers.

Price of Notes Prior to Maturity

The market price of the notes will be influenced by many unpredictable and interrelated factors, including the level of the underlier; the volatility of the underlier; the dividend rate paid on the underlier stocks; the time remaining to the maturity of the notes; interest rates in the markets; geopolitical conditions and economic, financial, political, force majeure and regulatory or judicial events; the creditworthiness of UBS and the then current bid-ask spread for the notes.

Impact of Fees and the Use of Internal Funding Rates Rather than Secondary Market Credit Spreads on Secondary Market Prices

All other things being equal, the use of the internal funding rates described above under “ —Fair Value Considerations” as well as the inclusion in the original issue price of the underwriting discount, hedging costs, issuance costs and any projected profits are, subject to the temporary mitigating effect of UBS Securities LLC’s and its affiliates’ market making premium, expected to reduce the price at which you may be able to sell the notes in any secondary market.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Notes – Consequences of a Market Disruption Event or a Non-Trading Day” and “General Terms of the Notes – Discontinuance of or Adjustments to the Underlier or a Basket Underlier; Alteration of Method of Calculation” in the accompanying product supplement. Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Underlier Stock

Investing in your notes will not make you a holder of any shares of the underlier or any underlier stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the shares of the underlier or underlier stocks or any other rights with respect to the shares of underlier or underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underlier or underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of the final pricing supplement. The issue price, underwriting discount, and net proceeds of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of the final pricing supplement. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the original issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

In addition, the impact of the buffer level on the return on your investment, and the extent to which the buffer level will diminish your exposure to any negative underlier return will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the buffer level, while still providing some protection against exposure to any negative underlier return, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Lastly, the impact of the cap level on the return on your investment, and the extent to which the cap level will diminish your exposure to any positive underlier return (as leveraged by the upside participation rate), will also depend on the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Notes are Considered “Hold To Maturity” Products

Generally, there is no liquid market for the notes.

Changes Affecting The Underlier or The Target Index Could Have An Adverse Effect On The Value of The Notes

The underlier’s investment advisor, BlackRock Fund Advisors, may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the underlier’s investment advisor concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of the underlier constituents and the manner in which changes affecting the target index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if the underlier’s investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the underlier’s investment advisor discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

In addition, the policies of MSCI, the target index sponsor, concerning additions, deletions and substitutions of the stocks comprising the target index and the manner in which the target index sponsor takes account of certain changes affecting those stocks may adversely affect the level of the target index. The policies of the target index sponsor with respect to the calculation of the target index could also adversely affect the level of the underlier. The target index sponsor may discontinue or suspend calculation or dissemination of the target index. Any such actions could have an adverse effect on the value of the notes.

UBS Cannot Control Actions By the Underlier’s Investment Advisor or the Target Index Sponsor, and the Underlier’s Investment Advisor and the Target Index Sponsor Have No Obligation To Consider Your Interests

UBS and its affiliates are not affiliated with the underlier’s investment advisor or the target index sponsor and have no ability to control or predict their actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the target index or the calculation of the net asset value of the underlier. The underlier’s investment advisor and the target index sponsor are not involved in the notes offering in any way and have no obligation to consider your interest as an owner of the notes in taking any actions that might affect the market value of your notes.

The Underlier and The Target Index are Different and the Performance of the Underlier May Not Correlate with the Performance of the Target Index

The underlier uses a representative sampling strategy (more fully described under “The Underlier”) to attempt to track the performance of the target index. The underlier may not hold all or substantially all of the equity securities included in the target index and may hold securities or assets not included in the target index. Therefore, while the performance of the underlier is generally linked to the performance of the target index, the performance of the underlier is also linked in part to shares of equity securities not included in the target index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the underlier’s investment advisor.

Imperfect correlation between the underlier’s portfolio securities and those in the target index, rounding of prices, changes to the target index and regulatory requirements may cause tracking error, the divergence of the underlier’s performance from that of the target index.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the target index and this may increase the tracking error of the underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the underlier and the target index. Finally, because the shares of the underlier are traded on the NYSE Arca, Inc. (“NYSE Arca”) and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of the target index. Consequently, the return on the notes will not be the same as investing directly in the underlier, the underlier constituents or the stocks of the target index, and will not be the same as investing in a debt security with a payment at maturity linked directly to the performance of the target index.

There Are Risks Associated with the Underlier

Although the underlier’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the investment strategy of the underlier’s investment advisor, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier’s investment advisor may select up to 10% of the underlier’s assets to be invested in shares of equity securities that are not included in the target index. The underlier is also not actively managed and may be affected by a general decline in market segments relating to the target index. The underlier’s investment advisor invests in securities included in, or representative of, the target index regardless of their investment merits. The underlier’s investment advisor does not attempt to take defensive positions in declining markets.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositaries. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The Notes are Subject to Currency Exchange Rate Risk

The underlier invests in underlier constituents that are traded and quoted in non-U.S. currencies in non-U.S. markets. Therefore, holders of the notes will be exposed to currency exchange rate risk with respect to the currencies in which such underlier constituents trade. The values of the currencies of the countries in which the underlier may invest may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the U.S., non-U.S. governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. An investor’s net exposure will depend on the extent to which the relevant non-U.S. currencies strengthen or weaken against the U.S. dollar and the relative weight of each non-U.S. underlier constituent in the portfolio of the underlier. If, taking into account such weighting, the U.S. dollar strengthens against the relevant non-U.S. currencies, the value of the underlier constituents will be adversely affected and the value of the notes may decrease.

The Notes are Subject to Non-U.S. Securities Market Risk

The notes are linked to shares of an underlier that has non-U.S. securities as underlier constituents, and therefore, are subject to risks associated with non-U.S. securities markets. An investment in securities linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities and non-U.S. futures markets may be more volatile than U.S. securities and futures markets, and market developments may affect non-U.S. markets differently from U.S. securities and futures markets. Direct or indirect government intervention to stabilize these

non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect market prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Similarly, regulations of the Commodities Futures Trading Commission generally do not apply to trading on non-U.S. futures exchanges, and trading on those non-U.S. exchanges may involve different and greater risks than trading on U.S. exchanges. Securities and futures prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities and non-U.S. futures markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The Notes are Subject to Emerging Markets Risk

The notes are linked to shares of an underlier that has emerging markets securities as underlier constituents, and therefore, are subject to emerging markets risk. Investments in securities linked directly or indirectly to emerging market equity securities involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Securities of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies’ value. These factors could include changes in the emerging market government’s economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the notes are susceptible, before making a decision to invest in the notes.

Potential Conflict of Interest

UBS and its affiliates may engage in business related to the underlier or underlier stocks, which may present a conflict between the obligations of UBS and you, as a holder of the notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine the underlier return and the cash settlement amount based on the closing level of the underlier on the determination date. The calculation agent can postpone the determination of the final underlier level if a market disruption event occurs and is continuing on the determination date. As UBS determines the economic terms of the notes, including the upside participation rate, the cap level and the buffer level, and such terms include hedging costs, issuance costs and projected profits, the notes represent a package of economic terms. There are other potential conflicts of interest insofar as an investor could potentially get better economic terms if that investor entered into exchange-traded and/or OTC derivatives or other instruments with third parties, assuming that such instruments were available and the investor had the ability to assemble and enter into such instruments.

Furthermore, given that UBS Securities LLC and its affiliates temporarily maintain a market making premium, it may have the effect of discouraging UBS Securities LLC and its affiliates from recommending the sale of your notes in the secondary market. UBS or its affiliates may earn additional profits (or potentially incur losses) as a result of payments pursuant to such hedging activities. In performing these duties, the economic interests of UBS, UBS Securities LLC, the dealers or their respective affiliates are potentially adverse to your interests as an investor in the notes. Additionally, hedging activities may adversely affect the market value of your notes and the amount we will pay on your notes.

Potentially Inconsistent Research, Opinions or Recommendations By UBS

UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the underlier to which the notes are linked.

Under Certain Circumstances, the Swiss Financial Market Supervisory Authority (“FINMA”) has the Power to Take Actions That May Adversely Affect the Notes

Pursuant to article 25 et seq. of the Swiss Banking Act, FINMA has broad statutory powers to take measures and actions in relation to UBS if it (i) is overindebted, (ii) has serious liquidity problems or (iii) fails to fulfill the applicable capital adequacy provisions after expiration of a deadline set by FINMA. If one of these prerequisites is met, the Swiss Banking Act grants significant discretion to FINMA to open restructuring proceedings or liquidation (bankruptcy) proceedings in respect of, and/or impose protective measures in relation to, UBS. In particular, a broad variety of protective measures may be imposed by FINMA, including a bank moratorium or a maturity postponement, which measures may be ordered by FINMA either on a stand-alone basis or in connection with restructuring or liquidation proceedings. In a restructuring proceeding, the resolution plan may, among other things, (a) provide for the transfer of UBS’s assets or a portion thereof, together with debts and other liabilities, and contracts of UBS, to another entity, (b) provide for the conversion of UBS’s debt and/or other obligations, including its obligations under the notes, into equity, and/or (c) potentially provide for haircuts on obligations of UBS, including its obligations under the notes. Although no precedent exists, if one or more measures under the revised regime were imposed, such measures may have a material adverse effect on the terms and market value of the notes and/or the ability of UBS to make payments thereunder.

Uncertain Tax Treatment

Significant aspects of the tax treatment of the Notes are uncertain. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the notes, and do we not plan to request a ruling from the Internal Revenue Service (“IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as pre-paid financial contracts that are not debt. Accordingly, it is possible that your notes could alternatively be treated for tax purposes, and that the timing and character of the income or loss on your notes could be materially and adversely affected.

In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the Treasury Department are actively considering whether the holder of an instrument similar to the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” in the accompanying product supplement, unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

Prospective purchasers of notes should consult their tax advisors as to the U.S. federal, state, local, non.-U.S. and other tax consequences to them of the purchase, ownership and disposition of the notes. For more information, see ‘‘Supplemental U.S. Tax Considerations’’ in the accompanying product supplement.

THE UNDERLIER

We have derived all information contained in this preliminary pricing supplement regarding the iShares® MSCI Emerging Markets ETF (“EEM Fund”) from publicly available information. Such information reflects the policies of, and is subject to changes by, BlackRock Fund Advisors (“BFA”), the investment advisor of the EEM Fund. UBS has not undertaken an independent review or due diligence of any publicly available information with respect to the EEM Fund.

The EEM Fund is one of the separate investment portfolios that constitute the iShares Trust. The EEM Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the MSCI Emerging Markets Index. The EEM Fund will generally invest at least 90% of its assets in the securities of the MSCI Emerging Markets Index and in American Depositary Receipts or Global Depositary Receipts based on securities of the MSCI Emerging Markets Index. The EEM Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Emerging Markets Index, but which BFA believes will help the EEM Fund track the MSCI Emerging Markets Index, and in other investments, including futures contracts, options on futures contracts, other types of options and swaps related to its MSCI Emerging Markets Index, as well as cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

BFA uses a representative sampling strategy to manage the EEM Fund. Representative sampling is an indexing strategy that involves investing in a representative sample of the securities included in the MSCI Emerging Markets Index that collectively has an investment profile similar to the MSCI Emerging Markets Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index. The EEM Fund may or may not hold all of the securities that are included in the MSCI Emerging Markets Index.

The MSCI Emerging Markets Index is a theoretical financial calculation while the EEM Fund is an actual investment portfolio. The performance of the EEM Fund and the MSCI Emerging Markets Index may vary due to transaction costs, foreign currency valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between the EEM Fund’s portfolio and the MSCI Emerging Markets Index resulting from legal restrictions (such as diversification requirements that apply to the EEM Fund but not to the MSCI Emerging Markets Index) or the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called “tracking error.” The EEM Fund, using representative sampling, can be expected to have a greater tracking error than an ETF using a replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its target index in approximately the same proportions as in the target index.

The EEM Fund will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the EEM Fund will concentrate its investments to approximately the same extent that the MSCI Emerging Markets index concentrates in the stocks of such particular industry or group of industries.

The MSCI Emerging Markets® Index was developed by MSCI Inc. (“MSCI”) and is calculated, maintained and published by MSCI Inc. MSCI is under no obligation to continue to publish, and may discontinue or suspend the publication of the MSCI Emerging Markets Index at any time. The MSCI Emerging Markets® Index has been developed by MSCI as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

For more information regarding the MSCI Emerging Markets Index see “MSCI Indices – MSCI Emerging Markets Index” on page I-54 of the accompanying index supplement.

As of September 30, 2014, ordinary operating expenses of the EEM Fund are expected to accrue at an annual rate of 0.67% of the EEM Fund’s average daily net asset value. Expenses of the EEM Fund reduce the net value of the assets held by the EEM Fund and, therefore, reduce the value of the shares of the EEM Fund.

As of September 30, 2014, the EEM Fund held stocks from the following 24 emerging markets: Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Greece, Hong Kong, Hungary, India, Indonesia, Malaysia, Mexico, Peru, the Philippines, Poland, Qatar, the Russian Federation, South Africa, South Korea, Taiwan, Thailand, Turkey and the United Arab Emirates.

As of September 30, 2014, the EEM Fund’s held stocks in the following 10 industry sectors: Financials (27.21%), Information Technology (16.69%), Energy (9.91%), Consumer Discretionary (8.95%), Materials (8.32%), Consumer Staples (8.22%), Telecommunication Services (7.73%), Industrials (6.56%), Utilities (3.57%) and Health Care (2.04%).

In making your investment decision you should review the prospectus related to the EEM Fund, dated December 30, 2013, filed by iShares, Inc. (“the EEM Fund Prospectus”) available at:

http://www.sec.gov/Archives/edgar/data/930667/000119312513487486/d641341d497k.htm

In addition, the EEM Fund Prospectus is available on EEM Fund’s website as indicated below. In making your investment decision you should pay particular attention to the sections of the EEM Fund Prospectus entitled “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks.” UBS has not undertaken an independent review or due diligence of any publicly available information regarding the EEM Fund Prospectus.

Information filed by iShares, Inc. with the SEC under the Securities Act of 1933, the Investment Company Act of 1940 and/or the Securities Exchange Act of 1934, as applicable, can be found by reference to its SEC file number: 033-97598 and 811-09102 or its CIK Code: 0000930667. The EEM Fund’s website is http://www.ishares.com/us/products/239637/ishares-msci-emerging-markets-etf. We are not incorporating by reference the website or any material it includes in this preliminary pricing supplement. Shares of the EEM Fund are listed on the NYSE Arca under ticker symbol “EEM.”

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

The following table sets forth the quarterly high and low closing levels for the underlier, based on the daily closing level as reported by Bloomberg Professional® service (“Bloomberg”), without independent verification. UBS has not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The closing level of the underlier on October 29, 2014 was $41.57. Past performance of the underlier is not indicative of the future performance of the underlier.

Quarterly Closing High, Closing Low and Closing Levels of the Underlier*

Quarter Begin	Quarter End	Quarterly Closing High	Quarterly Closing Low	Quarterly Close

1/4/2010	3/31/2010	$43.22	$36.83	$42.12
4/1/2010	6/30/2010	$43.98	$36.16	$37.32
7/1/2010	9/30/2010	$44.77	$37.59	$44.77
10/1/2010	12/31/2010	$48.58	$44.77	$47.62
1/3/2011	3/31/2011	$48.69	$44.63	$48.69
4/1/2011	6/30/2011	$50.21	$45.50	$47.60
7/1/2011	9/30/2011	$48.46	$34.95	$35.07
10/3/2011	12/30/2011	$42.80	$34.36	$37.94
1/3/2012	3/30/2012	$44.76	$38.23	$42.94
4/2/2012	6/29/2012	$43.54	$36.68	$39.19
7/2/2012	9/28/2012	$42.37	$37.42	$41.32
10/1/2012	12/31/2012	$44.35	$40.14	$44.35
1/2/2013	3/29/2013	$45.20	$41.80	$42.78
4/1/2013	6/28/2013	$44.23	$36.63	$38.57
7/1/2013	9/30/2013	$43.29	$37.34	$40.77
10/1/2013	12/31/2013	$43.66	$40.44	$41.77
1/2/2014	3/31/2014	$40.99	$37.09	$40.99
4/1/2014	6/30/2014	$43.95	$40.82	$43.23
7/1/2014	9/30/2014	$45.85	$41.56	$41.56
10/1/2014*	10/29/2014*	$42.07	$40.27	$41.57

*As of the date of this preliminary pricing supplement, available information for the fourth calendar quarter of 2014 includes data for the period from October 1, 2014 through October 29, 2014. Accordingly, the ‘‘Quarterly Closing High,’’ ‘‘Quarterly Closing Low’’ and ‘‘Quarterly Close’’ data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

The graph below illustrates the performance of the underlier from January 2, 2004 through October 29, 2014, based on information from Bloomberg. The dotted line represents a hypothetical buffer level of $37.41, which is equal to 90.00% of $41.57, which was the closing level of the underlier on October 24, 2014. The actual buffer level will be determined on the trade date. Past performance of the underlier is not indicative of the future performance of the underlier.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this preliminary pricing supplement, the accompanying product supplement, the accompanying index supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This preliminary pricing supplement, the accompanying product supplement, the accompanying index supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this preliminary pricing supplement, the accompanying product supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Preliminary Pricing Supplement

Page
Summary Information	ii
Investor Suitability	1
Hypothetical Examples	7
Additional Risk Factors Specific to Your Notes	11
The Underlier	20

Product Supplement dated June 3, 2014
Product Supplement Summary	PS-1
Hypothetical Returns on Index-Linked Notes	PS-17
Hypothetical Payment Amounts on Your Notes	PS-34
Risk Factors	PS-35
General Terms of the Notes	PS-51
Use of Proceeds and Hedging	PS-70
Supplemental U.S. Tax Considerations	PS-71
ERISA Considerations	PS-80
Supplemental Plan of Distribution (Conflicts of Interest)	PS-81

Index Supplement dated January 24, 2012
Index Supplement Summary	IS-1
Underlying Indices And Underlying Index Publishers	IS-2
Dow Jones Industrial Average® Index	IS-2
NASDAQ-100® Index	IS-4
Russell 2000® Index	IS-7
S&P 500® Index	IS-12
Commodity Indices	IS-17
Dow Jones-UBS Commodity IndexSM	IS-17
UBS Bloomberg Constant Maturity Commodity Index (CMCI)	IS-24
Rogers International Commodity Index® Excess ReturnSM	IS-29
Non-U.S. Indices	IS-35
NYSE Arca Hong Kong 30 IndexSM	IS-35
EURO STOXX 50® Index	IS-38
FTSETM 100 Index	IS-40
FTSE China 25 IndexTM	IS-43
Hang Seng China Enterprises Index	IS-47
KOSPI 200 Index	IS-50
MSCI Indices	IS-54
MSCI-EAFE® Index	IS-54
MSCI® Emerging Markets IndexSM	IS-54
Nikkei® 225 Index	IS-61
S&P/ASX 200® Index	IS-64
Swiss Market Index (SMI)®	IS-66
Structured Product Characterization	IS-68

Prospectus dated January 11, 2012
Introduction	1
Cautionary Note Regarding Forward-Looking Information	3
Incorporation of Information About UBS AG	4
Where You Can Find More Information	5
Presentation of Financial Information	6
Limitations on Enforcement of U.S. Laws Against UBS AG, Its Management and Others	6

$

UBS AG

Capped Leveraged Buffered iShares® MSCI Emerging Markets ETF-Linked Medium-Term Notes, Series A, due

UBS Securities LLC